Exhibit 99.2

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1                                     Name and Address of Company

New Gold Inc. (“New Gold” or the “Company”)
Suite 3320, 181 Bay Street
Toronto, Ontario M5J 2T3

Item 2                                     Date of Material Change

February 24, 2020

Item 3                                     News Release

A news release was issued by the Company on February 25, 2020 through the facilities of Globe Newswire and was subsequently filed on SEDAR.

Item 4                                     Summary of Material Change

On February 25, 2020, the Company announced that it had entered into a strategic partnership with Ontario Teachers’ Pension Plan (“Ontario Teachers’”). Under the terms of the strategic partnership, Ontario Teachers’ has agreed to acquire a 46.0% free cash flow interest in the New Afton mine (“New Afton”) with an option to convert the interest into a 46.0% joint venture interest in four years, or have their interest remain as a free cash flow interest at a reduced rate of 42.5%, for upfront cash proceeds of $300 million payable upon closing of the transaction (the “Transaction”).

Item 5                                     Full Description of Material Change

On February 25, 2020, the Company announced that it had entered into a strategic partnership with Ontario Teachers’. Under the terms of the strategic partnership, Ontario Teachers’ has agreed to acquire a 46.0% free cash flow interest in New Afton with an option to convert the interest into a 46.0% joint venture interest in four years, or have their interest remain as a free cash flow interest at a reduced rate of 42.5%, for upfront cash proceeds of $300 million payable upon closing of the Transaction. The proceeds from the Transaction will be used to improve New Gold’s financial flexibility and to reduce net indebtedness.

Key Transaction Highlights

●	Provides New Gold with immediate cash proceeds of $300 million at an attractive cost of capital, materially reducing New Gold’s net indebtedness and increasing financial flexibility.

●	New Gold retains operating control over New Afton during development of the C-Zone as the mine transitions to expand its operating mine life.

●	Ontario Teachers’ is a world-class financial sponsor whose support of New Afton serves to increase New Gold’s visibility and its vision of creating value for all stakeholders.

●	Overriding buyback option provides New Gold with the flexibility to potentially re-acquire 100% of New Afton in the future.

●
New Gold will retain 100% of the exploration claims outside of the New Afton mining permit area and has granted Ontario Teachers’ an option to acquire its proportionate share of these claims upon conversion into the joint venture interest.

Summary Transaction Terms

●
Ontario Teachers’ will initially acquire a 46.0% free cash flow interest in the New Afton mining claim area with a four-year term (“Interim Interest”) for $300 million in upfront proceeds and New Gold will retain 100% ownership of New Afton.

●
After four years, Ontario Teachers’ has an option (“JV Interest Option”) to convert the Interim Interest into a 46.0% partnership interest in New Afton (“JV Interest”) with New Gold holding the remaining 54.0% partnership interest in a limited partnership New Gold and Ontario Teachers’ will form at the time of conversion.

●	If Ontario Teachers’ does not exercise the JV Interest Option, Ontario Teachers’ will continue to hold a free cash flow interest in New Afton, but at a reduced rate of 42.5% (“Reduced Interest”).

●
New Gold will hold (i) an overriding buyback option to re-purchase and cancel the Interim Interest (the “Buyback Option”) during the JV Interest Option exercise period and (ii) a right of first offer for the life of the agreements.

Additional Transaction Details

Under the terms of the agreement, Ontario Teachers’ will acquire the Interim Interest, effective from the closing date of the Transaction with a term of 4 years for upfront cash proceeds of $300 million payable upon closing. After four years, Ontario Teachers’ will have the option to convert the Interim Interest into a 46.0% JV Interest in New Afton, such option to be exercisable during a 60-day period immediately after the fourth anniversary of the effective date of the Transaction. Should Ontario Teachers’ elect to exercise such JV Interest Option, Ontario Teachers and New Gold will form a limited partnership and Ontario Teachers’ will contribute the free cash flow interest in exchange for a 46% JV Interest in New Afton. If the JV Interest Option is not exercised by Ontario Teachers’ during the exercise period, Ontario Teachers’ will hold the Reduced Interest, which provides Ontario Teachers’ with a 42.5% free cash flow interest in New Afton. For purposes of calculating the Interim Interest and the Reduced Interest, free cash flow is defined as: the greater of, (i) gross revenue less treatment and refining costs, operating costs, exploration costs, interest costs, British Columbia mining taxes, lease payments, and capital costs, inclusive of changes in working capital, and (ii) one dollar. For any new, jointly approved, capital project which is outside of the current mine plan, which results in free cash flow declining below zero, New Gold is permitted to recover Ontario Teachers’ share of that capital expenditure from future free cash flow payments to Ontario Teachers’. Under the terms of the agreement, New Gold has also agreed to provide Ontario Teachers’ with a minimum guarantee of approximately half of Ontario Teachers' expected free cash flow over the interim period, subject to certain adjustments for realized commodity prices and foreign exchange rates.

The agreement provides New Gold with an overriding Buyback Option to re-purchase and cancel the Interim Interest during the same exercise period described above at the greater of (i) an agreed upon internal rate of return to Ontario Teachers’ and (ii) the fair market value of the free cash flow interest at that time. The Buyback Option in favour of New Gold would be exercisable in priority to the JV Interest Option granted to Ontario Teachers’ and regardless of Ontario Teachers’ exercise or intention to exercise of the JV Interest Option. The Buyback Option provides New Gold the opportunity to re-acquire 100% exposure to New Afton’s cash flows, at its sole discretion, in four years, allowing New Gold sufficient time to build the necessary balance sheet strength. Both New Gold and Ontario Teachers’ will have a mutual right of first offer for the life of the agreements.

The Transaction agreements set out certain governance rights and protections for Ontario Teachers’ in relation to the operation of New Afton, including establishment of an advisory committee to assist with operation and budgetary decisions.

The Transaction is subject to approval under New Gold’s credit facility and is expected to close on or about March 31, 2020.

Item 6                                     Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7                                     Omitted Information

No information has been omitted.

Item 8                                     Executive Officer

Sean Keating, Vice President, General Counsel and Corporate Secretary
(416) 324-6000

Item 9                                     Date of Report

March 5, 2020

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report, including any information relating to New Gold’s future financial or operating performance are “forward-looking”. All statements in this material change report, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts. Often, but not always, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates” “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward-looking statements in this material change report include, among others, the potential timing of closing of the Transaction, the potential elections and exercise of options pursuant to the Transaction, use of proceeds of the Transaction and actions and developments at the New Afton mine, the strengthening of New Gold’s balance sheet and the value creation opportunities at New Afton.

All forward-looking statements in this material change report are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this material change report, New Gold’s latest annual and quarterly management's discussion and analysis (“MD&A”), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: the “Risk Factors” included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.